Free Writing Prospectus

File Pursuant to Rule 433

Registration No. 333-168227

August 25, 2014

FOR IMMEDIATE RELEASE	CONTACT:	James Doyle
Jennifer Connelly Public Relations
973-850-7308
jdoyle@jcprinc.com

DIREXION INVESTMENTS UPDATES TICKERS FOR PAIR OF 3X LEVERAGED ETFs TRACKING THE PRICE OF GOLD

Funds Offer Exclusive Leveraged Long and Short Exposure to Gold Prices

New York – August 25, 2014 – Direxion Investments, an ally for strategic and tactical investors who seek better investment outcomes, announced today that the ticker symbols have changed on two of its 3X leveraged exchange-traded funds (ETFs). The Direxion Daily Gold Bull 3X Shares and the Direxion Daily Gold Bear 3X Shares have changed their symbols as follows:

Fund	Old Symbol	New Symbol	Benchmark	Daily Target
Bull Fund
Direxion Daily Gold Bull 3X Shares	GLDL	BAR	Gold Benchmark Futures Contract (GCA)	300%

Bear Fund
Direxion Daily Gold Bear 3X Shares	GLDS	BARS	Gold Benchmark Futures Contract (GCA)	-300%

The funds are leveraged funds with the investment objective to seek 300 percent of the daily performance, or 300 percent of the inverse of the daily performance, (before fees and expenses) of the Gold Benchmark Futures Contract (“the benchmark”).

The benchmark for the ETFs is the daily last sale price value occurring on or before 4 p.m. E.S.T. of a standard gold futures contract for the current active month for 100 troy ounces of gold. This is the first pair of leveraged ETFs to track the price of gold and gold futures.

“With 3X ETF exposure in either direction, BAR and BARS provide a bold, yet convenient, way to seek to benefit from the price movements in gold. Of course, traders have to get the direction right, but these ETFs are another potentially valuable tool that we offer traders as they seek to achieve better outcomes from their trading strategies,” said Brian Jacobs, President of Direxion Investments.

Gold and gold futures are often considered a play on economic, political, or currency events. Many investors think the decline in gold prices that started last year will continue, and that gold may be susceptible to a severe drawdown similar to the period from 1988 to 1999. There is sentiment from others that gold is still near the bottom, and it is time to buy low.

As with all leveraged ETFs, these Direxion ETFs are intended for use only by investors who understand the risks associated with seeking daily leveraged investment results and plan to actively manage their positions in the funds. There is no guarantee that the funds will achieve their objective.

Many sophisticated, active traders are using Direxion ETFs to hedge positions in their current portfolios, while others are using the funds in an attempt to take advantage of the volatility found in today’s markets.

To request more information on Direxion Daily Shares 3X ETFs, or to speak to a member of the Direxion team, please contact James Doyle at 973-850-7308 or jdoyle@jcprinc.com.

About Direxion Investments

Direxion Investments, managed by Rafferty Asset Management, LLC, offers highly liquid, tactical and strategic institutional-style ETFs and Mutual Funds for investors seeking to solve for better investment outcomes. The firm provides a wide range of index-based products that offer directional options, magnified exposure and long-term, rules-based strategies. Founded in 1997, the company has approximately $8.4 billion in assets under management as of June 30, 2014. Our diverse suite of products helps traders and investors stay nimble in the short term – and pursue strategies for the long term – as they navigate today’s ever-changing markets. For more information, please visit www.direxioninvestments.com.

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The Funds have a limited operating history, meaning there is little performance history that might serve as a basis to evaluate an investment in the Trust. The Sponsor has limited experience operating commodity pools.

The Funds are not mutual funds or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and are not subject to regulation thereof. Unlike mutual funds, the Funds generally will not distribute dividends to shareholders. For more information on all Direxion Shares daily leveraged ETFs, go to www.direxioninvestments.com or call 866.476.7523.

Investing in a Fund subjects an investor to the risks of the applicable commodity market, which investment could result in substantial fluctuations in the price of Fund shares and the possible loss of principal. Commodities and futures generally are volatile and are not suitable for all investors. The Funds are non-diversified and include risks associated with concentration risk that results from the Funds’ investments in a particular industry or sector which can increase volatility. The use of derivatives such as futures contracts, forward contracts, options and swaps are subject to market risks that may cause their price to fluctuate over time. The Fund does not attempt to, and should not be expected to; provide returns which are a multiple of the return of the Index for periods other than a single day. For other risks including correlation, leverage, compounding, market volatility and specific risks regarding each sector, please read the prospectus.

The Funds are designed to be utilized only by sophisticated investors, such as traders and active investors employing dynamic strategies. Such investors are expected to monitor and manage their portfolios frequently. Investors in the Funds should (a) understand the consequences of seeking daily investment results, (b) understand the risk of shorting, and (c) intend to actively monitor and manage their investments.

This material must be preceded or accompanied by a prospectus. Please read the prospectus carefully before investing. To obtain a current prospectus visit: www.direxioninvestments.com/regulatorydocuments.

Shares of the Funds are not FDIC insured, may lose value and have no bank guarantee. Foreside Fund Services, LLC is the distributor for the Direxion Shares ETF Trust II Funds.

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